May 17, 2012

Dear Chesapeake Energy Shareowner:

VOTE “WITHHOLD” ON DIRECTORS DAVIDSON & HARGIS AND
“FOR” PROPOSAL #10 TO ADOPT PROXY ACCESS

On behalf of the New York City Pension Funds (NYC Funds), I urge you to vote WITHHOLD on director nominees Richard K. Davidson and V. Burns Hargis, and FOR Voting Item #10 calling for the adoption of a proxy access bylaw at Chesapeake Energy’s June 8, 2012 Annual Meeting.  The proposed bylaw would enable a three percent shareowner or group that has owned its shares continuously for three years to include a limited number of director candidates on management’s proxy card.

The NYC Funds have $122 billion in assets under management and are long-term Chesapeake shareowners, with 1.9 million shares.  We submitted our proxy access proposal in response to longstanding concerns with the board of directors’ independence, oversight and accountability.  We believe adopting the proposed proxy access bylaw would make Chesapeake’s board more responsive to shareowners, more thoughtful about whom it nominates, and more vigilant in its oversight.

RECENT REVELATIONS HIGHLIGHT NEED FOR ACCOUNTABILITY

Revelations since mid-April of substantial, previously undisclosed liabilities, transactions and conflicts of interest involving Chesapeake and its CEO have heightened our concerns and fueled a 27 percent decline in its share price.  Shareowners urgently need new directors who are willing and able to exercise strong, independent oversight of Aubrey McClendon, a willful CEO with a penchant for risk.  Among the revelations reported in the press or by the company itself:

•
Mr. McClendon received over $1 billion in previously undisclosed loans in the last three years secured by his stake in Chesapeake’s oil and gas wells, including from firms doing business with Chesapeake; the board was “generally aware” of the loans, but neither reviewed nor approved them (Reuters, 4/18/12; Chesapeake, 4/26/12).

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

May 17, 2012
Liu to Chesapeake Energy Shareowners

•
The Securities and Exchange Commission (SEC) opened an informal inquiry into the Founders Well Participation Plan (FWPP), which allows Mr. McClendon to invest in company wells, and the Internal Revenue Service is also looking into this unusual plan (Chesapeake, 5/4/12 Form 8K; 5/11/12 proxy statement).

•	Mr. McClendon reportedly ran a $200 million hedge fund from 2004 to 2008 that traded in the same commodities that Chesapeake produces (Reuters, 5/2/12).

•
Frederick Whittemore, who served on the board and its compensation committee from 1993 to 2011, reportedly provided loans to Mr. McClendon in the late 1990s; the undisclosed relationship reinforces longstanding board independence concerns (Reuters, 4/27/12).

•
Chesapeake reportedly has $1.4 billion in off-balance-sheet debt in the form of volumetric production payments (VPPs), which are essentially debt that is repaid in fuel rather than cash; prior to the report, most analysts had estimated the total VPP liabilities at less than $600 million (Wall Street Journal, 5/10/12).

A HISTORY OF WEAK BOARD OVERSIGHT AND ACCOUNTABILITY

These recent revelations are particularly troubling given that Chesapeake’s directors have faced high shareowner opposition votes and litigation in recent years for approving related-party transactions with the CEO, as well as for awarding excessive CEO compensation and perquisites despite long-term underperformance and being unresponsive to shareowner concerns.  These are also among concerns that my Office raised in a March 2011 meeting with Chesapeake’s lead independent director.

In addition to the FWPP referenced above, for example, the company engages in multi-million dollar deals with the professional basketball team in which Mr. McClendon owns 19.2 percent.  According to its 2012 proxy statement, Chesapeake paid $4.8 million last year under long-term agreements covering license and naming rights and sponsorship, and an additional $4.6 million to purchase regular season and playoff tickets.

Moreover, governance reforms at Chesapeake have often occurred only in response to litigation or a crisis.  To settle shareowner litigation, for example, Mr. McClendon agreed last November to repay the company the $12.1 million it paid to buy his antique map collection in 2008.  The board also agreed to make changes in the company’s executive pay in a last minute attempt to head off high opposition votes against Mr. McClendon and the board’s say-on-pay proposal at last year’s annual meeting.

The board’s overdue decisions in recent weeks to name an independent chairman, a reform we requested in January 2011, and not to extend the FWPP beyond its present 10-year term ending December 31, 2015, must be viewed in this context.  While positive steps, they are inadequate and taken under duress, underscoring the need for the strong accountability mechanism that the proposed proxy access bylaw would provide.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

May 17, 2012
Liu to Chesapeake Energy Shareowners

THE CASE AGAINST DIRECTORS DAVIDSON AND HARGIS

Directors Davidson and Hargis, the only directors standing for election in 2012, are both members of the audit committee that is responsible for reviewing and approving insider or affiliated party transactions; overseeing the integrity of the company’s financial statements; and overseeing the company’s enterprise risk management program.

We believe recent revelations regarding previously undisclosed transactions, and the resulting 27% decline in the company’s share price, demonstrate the audit committee’s costly failure to act in the best interests of shareowners.  We are particularly disturbed by the audit committee’s failure to review, approve or disclose Mr. McClendon’s personal loans secured by company wells, either in connection with the loans themselves or with the transactions between Chesapeake and the investment firms that provided the loans.

Regardless of the fact that the FWPP was approved by shareowners, we have long been concerned that Mr. McClendon’s ability to invest in company wells is an excessive perquisite that creates potential conflicts of interest.  Specifically, his investment time horizon, risk appetite and liquidity needs may conflict with those of the company.  The recent disclosure that he has $846 million (as of 12/31/11) in previously undisclosed loans provided by investment firms that also finance the company, and secured by his interest in the company’s wells, creates additional, potential conflicts.

According to an April 18, 2012 statement by Chesapeake’s general counsel, the board was “fully aware of the existence of Mr. McClendon’s financing transactions.”  In a clarifying release on April 26, however, the company backtracked and said the prior statement that the board was “fully aware” of the loans was intended to convey the fact that the board was “generally aware” that he used his interests in company wells as security in personal financing transactions.  The April 26 release also said the board “did not review, approve or have knowledge of the specific transactions.”

In our view, the distinction between fully and generally aware is irrelevant; if the board was generally aware of the loans, the audit committee had an obligation to become fully aware and to act accordingly.

PROXY ACCESS WILL HOLD DIRECTORS’ FEET TO THE FIRE

Holding directors Davidson and Hargis accountable for their costly oversight failures as members of the audit committee is a critical first step.  But restoring independence to Chesapeake’s boardroom and creating sustainable value for its shareowners will also require an infusion of qualified, genuinely independent replacements.  The proposed proxy access bylaw provides a mechanism to hold directors’ feet to the fire by enabling substantial, long-term owners to nominate the genuinely independent directors the board needs.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

May 17, 2012
Liu to Chesapeake Energy Shareowners

Contrary to the company’s opposition statement, the proposed bylaw will neither lead to “frequent unwarranted electoral contests” nor empower “special interests.”  As proposed, only a shareowner or group that holds at least three percent of the shares continuously for three years could include nominees in the proxy statement. These are the same terms as in the proxy access rule adopted in 2010 by the SEC for all public companies, but voided by a court ruling on procedural grounds.  Significantly, the NYC Funds, which are among the largest U.S. public pension systems, collectively hold only 0.28 percent of Chesapeake’s outstanding shares, and so could not have its board nominees included unless it was joined by other major, long-term Chesapeake shareowners.

Given these high thresholds, we expect proxy access to be used infrequently and only in response to continued acute shareowner concerns with the board.  In addition, a shareowner nominee in a contested election must receive a substantial plurality of votes to be elected.  Given that shareowners generally place the onus on the dissidents to demonstrate why they are better qualified than the incumbent directors, there is little risk that shareowners would elect a nominee intent upon using his or her directorship to pursue an agenda at odds with the interests of the corporation and its shareowners.

The proposed bylaw also includes safeguards to ensure it cannot be used to facilitate a low-cost, hostile takeover.  As proposed, a shareowner could nominate no more than 25 percent of the board using the company proxy statement and also must certify that the required shares were acquired in the ordinary course of business and not to change or influence control.

SUPPORT ACCOUNTABILITY BY VOTING “WITHHOLD” ON DIRECTORS
DAVIDSON AND HARGIS AND “FOR” “PROXY ACCESS” PROPOSAL #10

Holding directors Davidson and Hargis accountable for their costly oversight failures is a critical first step.  Proxy access is the necessary next step that will help to restore independence and accountability to Chesapeake’s boardroom and create sustainable value for its shareowners.

Please don’t hesitate to contact Michael Garland, Executive Director for Corporate Governance, at (212) 669-2517, for additional information.

Sincerely,
John C. Liu

enclosure

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.